SO
3-9-04

04001714

NITED STATES
ID EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-04

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PROCESSED
MAR 23 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradeco Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue, Suite 1702

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Fortier (212) 317-8555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tempesta & Farrell, P.C.

(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Fortier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradeco Global Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENISE FORBES
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-FO6064221
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 09-24-20 05

Genise Forbes
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADECO GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2003

TRADECO GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2003

CONTENTS

Tempesta & Farrell, P.C.

Certified Public Accountants

420 Lexington Avenue
New York, NY 10170-0002

Telephone: 212-697-0600
Facsimile: 212-697-2086

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
TradeCo Global Securities, Inc.

We have audited the accompanying statement of financial condition of TradeCo Global Securities, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradeCo Global Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tempesta + Farrell, P.C.

New York, New York
February 19, 2004

TRADECO GLOBAL SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003

	2003
ASSETS	
Cash and cash equivalents	$ 51,938
Other assets	38,600
Total assets	$ 90,538
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accrued expenses	$ 12,000
Payable to affiliate	934
Total liabilities	12,934
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 83 shares	83
Additional paid-in-capital	79,877
Retained earnings (deficit)	(2,356)
Total stockholders' equity	77,604
Total liabilities and stockholders' equity	$ 90,538

See Accompanying Notes to Financial Statements.

TRADECO GLOBAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
REVENUE:	
Consulting fees earned	$ 10,000
Realized loss on investments	(4,200)
Interest and dividend income	429
Total revenues	6,229
EXPENSES:	
Employee compensation and benefits	7,004
Professional fees	12,701
Bad debt expense	22,800
Other expenses	7,227
Total expenses	49,732
Loss before income taxes	(43,503)
Income taxes	7,016
Net loss	$ (50,519)

See Accompanying Notes to Financial Statements.

TRADECO GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional paid-in capital	Retained earnings (deficit)	Total
Balance at December 31, 2002	$ 83	$ 47,197	$ 48,163	$ 95,443
Capital stock activity	-	32,680	-	32,680
Net loss	-	-	(50,519)	(50,519)
Balance at December 31, 2003	$ 83	$ 79,877	$ (2,356)	$ 77,604

See Accompanying Notes to Financial Statements.

TRADECO GLOBAL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (50,519)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Other assets	37,000
Payable to Affiliates	(13,894)
Accrued expenses	(13,275)
Net cash used in operating activities	(40,688)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital stock activity	32,680
Net cash provided by financing activities	32,680
Net decrease in cash and cash equivalents	(8,008)
CASH AND CASH EQUIVALENTS, beginning of year	59,946
CASH AND CASH EQUIVALENTS, end of year	$ 51,938
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 14,041

See Accompanying Notes to Financial Statements.

TRADECO GLOBAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TradeCo Global Securities, Inc. (the "Company") is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's common stock is held entirely by various principals of Geometry Group, Inc. (GGI), an affiliate of the Company.

The Company's primary purpose is to provide consulting and financial advisory services for a select group of institutional and corporate clients.

Capital raising and consulting fees are recognized when earned under the terms of the related agreement. In 2003, consulting fees were earned from one corporate client.

The Company's employee compensation and benefits expense consists entirely of an allocation of compensation from GGI. Such allocation is determined based on the employees' pro-rata time spent performing services for the Company.

Other assets include the Company's subscription payment, which is recorded at its historical cost of $38,600 to participate in Phase II for the NASDAQ Stock Market, Inc.'s private placement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the Statement of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments with original maturity at date of purchase of three months or less. As of December 31, 2003, cash and cash equivalents consist primarily of a money market account.

Bad debt expense consists of consulting fees written off during the year.

NOTE 2. RELATED PARTY TRANSACTIONS

GGI is obligated under a non-cancelable sublease agreement for the Company's office space. A portion of the payments under the sublease is allocated to the Company. The rent expense allocated to the Company from GGI for the year ended December 31, 2003 was $1,597. In addition, certain operating expenses of the Company, principally employee compensation, are paid on behalf of the Company by GGI and are recorded as payable to affiliate in the accompanying statement of financial condition.

TRADECO GLOBAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 3. INCOME TAXES

Income tax expense included in the Statement of Income for the year ended December 31, 2003 is as follows:

	2003
Current:	
Federal	$ 1,044
State and local	5,972
	$ 7,016

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. As of and for the year ended December 31, 2003, there are no significant temporary differences.

The difference between the expected provision for income taxes determined at the federal statutory rate and the actual provision for income taxes is primarily attributable to the graduated corporate tax rates and state and local minimum and alternative taxes.

NOTE 4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $37,978, which was $32,978 in excess of the minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

SUPPLEMENTARY INFORMATION

Schedule I

TRADECO GLOBAL SECURITIES, INC.
Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2003

Total stockholders' equity	$	77,604
Deductions and /or charges:		
Nonallowable assets		(38,600)
Haircut on investment in money market fund		(1,026)
Net Capital	$	37,978
Computation of basic net capital requirements:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	862
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital	$	32,978
Computation of aggregate indebtedness:		
Total liabilities	$	12,934
Total aggregate indebtedness	$	12,934
Ratio of aggregate indebtedness to net capital		0.34

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

A reconciliation with the Company's computation included in Part IIA of Form X-17A-5, filed on January 28, 2004, is not considered necessary since no material differences existed as of December 31, 2003.

See Accompanying Notes to Financial Statements.

Schedule II

TRADECO GLOBAL SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2003

The Company claims an exemption from Rule 15c3-3 as of December 31, 2003 based upon Section (k)(2)(ii). Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Tempesta & Farrell, P.C.

Certified Public Accountants

420 Lexington Avenue
New York, NY 10170-0002

Telephone: 212-697-0600
Facsimile: 212-697-2086

INDEPENDENTS AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
TradeCo Global Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TradeCo Global Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications, and comparisons; 2) recordation of differences required by Rule 17a-13; and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tempesta + Farrell, P.C.

New York, New York
February 19, 2004